Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Registration Statement on Form S-1 of our report dated April 21, 2011, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 15 and an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 815, Derivatives and Hedging, discussed in Note 1), relating to the consolidated financial statements of Bluestem Brands, Inc., appearing in the Prospectus, which is part of this Registration Statement, and of our report dated April 21, 2011, relating to the financial statement schedule appearing elsewhere in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
April 21, 2011